
SembCorp
Industries


05009260

Rule 12g3-2(b) File No. 825109

6 June 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


PROCESSING
SECTION
RECEIVED
SEC MAIL
WASH., D.C.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Assistant Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

June 6, 2005

Capital Reduction of SUT Sakra and SUT Seraya.

SUT Sakra

SembCorp Industries Ltd ("SCI") wishes to announce that SUT Sakra, a wholly-owned subsidiary of SembCorp Utilities ("SCU"), has received approval by the High Court of Singapore to:

- reduce their issued and fully paid-up capital from S$20,000,000 divided into 20,000,000 ordinary shares of S$1 each to S$1 divided into 1 ordinary share of S$1 each by cancelling 19,999,999 shares in SUT Sakra; and
- reduce the sum standing to the credit of the capital redemption reserve of SUT Sakra of S$4,100.

The total sum arising from the capital reduction of S$20,004,099 is returned to SCU.

SUT Seraya

Similarly, another wholly-owned subsidiary of SCU has also received approval by the High Court of Singapore to:

- reduce their issued and fully paid-up capital from S$2,000,000 divided into 2,000,000 ordinary shares of S$1 each to S$1 divided into 1 ordinary share of S$1 each by cancelling 1,999,999 shares in SUT Seraya; and
- reduce the sum standing to the credit of the capital redemption reserve of SUT Seraya of S$3,705.

The total sum arising from the capital reduction of S$2,003,704 is returned to SCU.

SCU is a wholly-owned subsidiary of SCI.

Rationale:

Pursuant to a restructuring exercise undertaken by SCU, SUT Sakra and SUT Seraya who are both currently 100% wholly owned subsidiaries of SCU have been restructured as divisions of SCU. Effectively, the business undertakings and all assets of SUT Sakra and SUT Seraya were transferred, and their obligations and liabilities novated, to SCU. This consolidation will enable greater synergies in the business and operations within SCU.

Arising from the above, these two companies have become dormant and have decided to return to SCU the amount which is in excess of the current business needs of the companies via the capital reduction exercise.

Financial Effects:

The capital reductions have no impact on the earnings per share and net tangible assets per share of SCI.

By Order Of The Board

Linda Hoon Siew Kin
Group Company Secretary